FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2007

Commission File Number: 333-07654

ENDESA, S.A.
(Translation of Registrant's Name into English)

Ribera del Loira, 60
28042 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

RELEVANT FACT

On May 14, 2007, the Board of Directors of the Company resolved to convene the Annual General Shareholders’ Meeting, to be held in Madrid, at pavilion no. 10 of the convention center named Parque Ferial Juan Carlos I (IFEMA), on June 20, 2007, at 11:00 a.m. in first call. In the event that the General Meeting cannot be held in first call because the necessary quorum is not achieved, it will be held in the same place and at the same time on June 21, 2007, in second call. (It is foreseeable, in consideration of the Company’s present shareholder structure, that the Meeting will indeed be held in first call), in accordance with the following

AGENDA

ONE. Examination and approval, as the case may be, of the annual accounts (balance sheet, income statement and annual report) and of the management report of the Company and its consolidated group for the fiscal year ending December 31, 2006, as well as of the corporate management during said fiscal year.

TWO. Application of fiscal year earnings and dividend distribution.

THREE. Appointment of the Auditor for the Company and its Consolidated Group.

FOUR. Authorization for the Company and its subsidiaries to be able to acquire treasury stock in accordance with the provisions of article 75 and additional provision one of the Spanish Corporations Law (“Ley de Sociedades Anónimas”).

FIVE. To set at ten (10) the number of members of the Board of Directors, in accordance with the provisions of article 37 of the Corporate Bylaws

SIX. Appointment of a Company Director.

SEVEN. Appointment of a Company Director.

EIGHT. Authorization to the Board of Directors for the execution and implementation may be, of the resolutions adopted by the General Meeting, as well as to substitute the authorities it receives from the General meeting, and granting of authorities for processing the said resolutions as a public instrument, registration thereof and, as the case may be, correction thereof.

Madrid, May 16, 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENDESA, S.A.

Dated: May 16, 2007	By: /s/ Álvaro Pérez de Lema
Name: Álvaro Pérez de Lema
Title: Manager of North America Investor Relations